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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4 )*

SPAN-AMERICA MEDICAL SYSTEMS INC.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
846396 10 9
(CUSIP Number)
Farnam Street Partners, L.P.
3033 Excelsior Boulevard, Suite 300
Minneapolis, MN 55426
Phone: (612) 253-6058
With a copy to:
Douglas T. Holod, Esq.
Maslon Edelman Borman & Brand, LLP
3300 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-4140
Phone: (612) 672-8200
Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 16, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	846396 10 9	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Farnam Street Partners, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO (Investment proceeds)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Minnesota

	7	SOLE VOTING POWER:

NUMBER OF		199,188

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		199,188

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	199,188

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.45%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

ITEM 1. SECURITY AND ISSUER
This statement relates to the common stock, no par value, of Span-America Medical Systems, Inc., a South Carolina corporation (“Span-America”). The address of Span-America’s principal executive offices is 70 Commerce Center, Greenville, SC 29615.
ITEM 2. IDENTITY AND BACKGROUND
      (a) This Schedule 13D/A is being filed by Farnam Street Partners, L.P., a Minnesota Limited Partnership (the “Fund”), of which the General Partner is Farnam Street Capital, Inc., a Minnesota corporation. Mr. Raymond E. Cabillot is Chief Executive Officer and Chief Financial Officer and Mr. Peter O. Haeg is President and Secretary of Farnam Street Capital, Inc. The Fund is making this filing because it is the beneficial owner, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), of more than five percent (5%) of the outstanding shares of Common Stock of the Issuer.
      (b) The principal office of Farnam Street Partners, L.P. is 3033 Excelsior Boulevard, Suite 300, Minneapolis, Minnesota 55426.
      (c) Farnam Street Partners, L.P. was organized in January 1998 as a Minnesota Limited Partnership. Its principal business activities involve investing in equity securities of publicly traded companies, as well as other types of securities.
      (d) — (e) During the last five years, neither the Fund nor the principals of its General Partner have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.
      (f) Farnam Street Partners, L.P. is a Minnesota limited partnership.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
N/A
ITEM 4. PURPOSE OF TRANSACTION
All of the shares of the Company owned by the Reporting Person (FSP) were, at the time of their purchase, acquired for investment purposes in the ordinary course of business. FSP makes investments in companies that it believes are undervalued.
In the ordinary course of its business activities, FSP analyzes the operations, capital structure, management strategies and corporate governance of the companies in whose securities it invests (including those of the Company) on a continuous basis through, among other things, analysis of various documents, discussions with industry observers and discussions with representatives of such companies. In the course of its business activities, FSP may participate in discussions with third parties, including other holders of securities of subject companies, or with management of subject companies regarding potential changes in the operations, management, capital structure, or corporate governance of such companies in order to enhance shareholder value of subject companies. Such suggestions or positions may relate to one or more of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Based on the Company’s performance and depending on further study of the Company’s prospects, and upon future developments (including but not limited to performance of the Company’s stock in the market, the attitude of, actions taken or not taken and information provided by the Company’s Board of Directors and management, availability of funds, alternative investments, and general economic and stock market condition), FSP may from time to time purchase additional shares of the Company’s stock or dispose of all or some of the shares.
Except as set forth in this Item 4 and in the Exhibit attached hereto, FSP has no present plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, but it will continue to analyze and review its position based upon further developments.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER
      (a) The Fund beneficially owns 199,188 shares of the outstanding Common Stock of the Issuer, representing approximately 7.45% of the Common Stock (based upon 2,673,165 shares outstanding on December 20, 2006, as reported in the Issuer’s most recent proxy statement filed on January 8, 2007).
      (b) The Fund does not share voting and dispositive power with respect to any shares.
      (c) TRANSACTIONS SINCE LAST FILING.
           The following sales have occurred in the past 60 days:

Trade Date	Number of Shares	Price per Share
11/17/06	1,000	$13.59

11/29/06	100	$14.10

12/15/06	1,000	$14.091

12/18/06	1,800	$14.5678

12/19/06	2,360	$14.5024

1/4/07	500	$14.94

1/8/07	1,000	$14.942

1/10/07	8,200	$15.0674

1/11/07	560	$15.0829

1/16/07	205	$14.9415

           d. Not applicable.
           e. Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER
     There are no contracts, arrangements, understandings or relationships between the Fund, on one hand, and any other person with respect to any securities of the Issuer on the other hand.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
      None

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2007	FARNAM STREET PARTNERS, L.P. BY: FARNAM STREET CAPITAL, INC., General Partner

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot,
Chief Executive Officer

By:	/s/ Peter O. Haeg
Peter O. Haeg,
President